"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

02 SEP 17 AM 10:07

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411
Erik Thuestad, AVP Investor Relations, Tel.: +47 22544425

SUPPL

Date: 04.09.02

ORK – Chemicals acquires Atisholz

PROCESSED SEP 20 2002 THOMSON FINANCIAL

Orkla's chemicals area Borregaard acquires the Swiss cellulose company Atisholz for CHF 130 million (approximately NOK 650 million), free of liabilities. The acquisition, which is in line with Borregaard's strategic plan to concentrate its activities on global niche markets, will be financed over time through the divestment of other businesses.

The book value of the acquired assets is approximately CHF 50 million (NOK 250 million) higher than the acquisition price. Atisholz has 350 employees and in 2001 its sales totalled CHF 125 million (NOK 625 million). The acquisition is not expected to have a significant effect on Borregaard's operating profit for the current year. As the company's cellulose operations become increasingly specialised, sales are expected to increase and make a positive contribution to Borregaard's net profit.

Atisholz has a cellulose plant with an annual capacity of around 135,000 tonnes in the canton of Solothurn, Switzerland. The plant is of a high technological standard and, due to substantial investments in the past few years, is well equipped for the future production of speciality cellulose. The company also produces ethanol, lignin raw material and yeast products from wood. This type of integrated business concept will promote increased value creation and more stable profit growth over time.

The acquisition will strengthen Borregaard's ability to serve growing global customers in the markets for speciality cellulose. Increased specialisation and global market positions will give Borregaard a sound platform for further growth. The recent sale of businesses such as Kemetyl, Fredrikstad Blikk- og Metallvarefabrikk and several small power plants is consistent with Borregaard's objective of reallocating and concentrating its resources, with a view to achieving more coherent, focused operations over time.

The final take-over is expected to take place in the course of this autumn upon compliance with contractual conditions including official approval and final due diligence.

dlw 9/18